UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
3 May 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited

3 May 2013

For more details contact:
Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Harmony cuts costs and capital
Johannesburg, Friday, 3 May 2013. Harmony Gold Mining Company Limited (Harmony)
reported an operating profit of R821 million (US$92 million) for the March 2013 quarter, following a 15% decrease in gold production to 7 699kg (247 529oz). The decrease in production, quarter on quarter, is mainly as a result of the temporary closure of
Kusasalethu due to safety and security reasons, the damage to the ventilation shaft at
Phakisa and a slow start-up at the other operations post the festive season.

Highlights for the quarter include the lowest quarterly lost time injury frequency rate of
5.15 recorded in Harmony’s history, the signing of a watershed agreement with
Kusasalethu labour and achieving the best drill production of 14 664 meters at Wafi-Golpu in Papua New Guinea where the gold recovery test work program determined a material improvement in both gold and copper recoveries.

The rand per kilogram unit cost for the March 2013 quarter increased by 17% to
R362 491/kg (US$1 264/oz). The costs are however skewed, as Kusasalethu was not in production during the March 2013 quarter. Capital expenditure for the March 2013 quarter was R677 million (US$ 76 million), R189 million (US$ 24 million) less than the December
2012 quarter.

Commenting on the results for the quarter and nine months ended released today, chief executive officer, Graham Briggs, says: “We cannot influence or predict the future price of gold. For the past year the high gold price has assisted us in producing strong margins, but with the gold price that fluctuated and decreased to levels close to $1 400/oz, immediate actions to reduce costs were implemented during April 2013. Our aim is to reduce services and corporate costs in South Africa by R400 million and overall capital expenditure in both South Africa and PNG by R1.4 billion for the financial year 2014.
Larger cost-cutting measures such as shaft or mine closures are not envisaged at present.”

“We knew that the March 2013 quarter may be difficult and our results reaffirmed that we need to do more to meet expectations. Harmony has been able to fund its capital, exploration and dividends while maintaining its balance sheet strength. Our aim is to continue to focus on strengthening our earnings per share and pay dividends”, he added.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 3, 2013
Harmony Gold Mining Company Limited
By: /s/  Frank Abbott
Name: Frank Abbott
Title:    Financial Director